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                                                                Exhibit (a)(13)

                                                                     [TRW LOGO]




    For Immediate Release      Contact

                               Mike Jablonski (Media), 216.291.7775
                               Larry Edelman (Investor Relations), 216.291.7506



TRW ACQUISITION OF LUCASVARITY CLEARS WAITING PERIOD


CLEVELAND, Feb. 15, 1999 -- TRW Inc. (NYSE: TRW) announced today that the time period for Hart-Scott-Rodino Act review by the Justice Department and Federal Trade Commission of its proposed transaction to acquire LucasVarity plc (NYSE: LVA, LSE: LVA) expired at 11:59 p.m., New York City time, on February 13, 1999, without a request for additional information.

In addition, TRW announced that the filing with the European Commission related to the transaction was completed on Wednesday, February 10, 1999, and that TRW expects the initial waiting period under the European Merger Regulation to expire on March 11, 1999.

As announced on February 6, 1999, TRW is offering 288 pence per share or approximately $47.35 per American Depositary Share, based on then current exchange rates (each ADS representing 10 ordinary shares and evidenced by LucasVarity ADRs), to acquire LucasVarity in a transaction valued at approximately $7 billion.

The tender offer is conditioned on the valid tender of shares representing at least 90% of the voting power of LucasVarity and other customary closing conditions. The offer is currently scheduled to expire at 10:00 a.m., New York City time, on March 9, 1999.

TRW also announced that, effective immediately, it will discontinue its stock repurchase program.

TRW provides advanced technology products and services for the automotive, space, defense, and information technology markets. TRW's total revenue in 1998 was approximately $12 billion. The company's news releases are available through TRW's corporate Web site (http://www.trw.com).


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